FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

March 8, 2010

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is February 4, 2010.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports key positive metallurgical test results for Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports positive initial metallurgical test results for mill processing of the major types of mineralization at the Money Knob deposit at the Livengood Gold Project, Alaska.

On average, 88% of the gold reported to the concentrates during initial combined gravity and flotation gold recovery tests.  Results are highly encouraging for the use of a pre-concentration gold recovery system for the Money Knob mineralization (Table 1).  These initial pre-concentration gold recovery results suggest that the economics of a mining operation at Livengood could benefit significantly from the utilization of standard flotation and gravity circuits.

Potentially, both the operating and capital costs for a milling operation could be reduced by decreasing the amount of material required during the intensive treatment for gold extraction.  The initial test results indicate that concentration produces an 80% reduction in the material volume requiring further treatment to recover gold.  The Issuer is currently engaged in further testing and optimization of both the concentration process and the extraction of gold from the concentrates.

Initial tests of conventional milling using gravity recovery combined with intensive CIL (Carbon-in-Leach) leaching of gravity recovered gold concentrate and CIL leaching of the tails produced gold recoveries averaging 86% for the major types of mineralization identified in the Money Knob deposit (Table 2).

The Issuer intends to utilize the results of this ongoing metallurgical test work in the mill-heap leach based Preliminary Economic Assessment (PEA) of the Livengood Project currently being conducted by SRK Consulting for completion in Q2 2010.  A key benefit from use of flotation-gravity pre-concentration is that it would dramatically reduce the volume of material requiring cyanide extraction while increasing the grade of the treated concentrate.  This would reduce both reagent costs and capital costs.  These results are consistent with the character of the Money Knob mineralization, which has a very high native gold content.  The Issuer has expanded its metallurgical program to fully evaluate and optimize this exciting new development.

Table 1 : Initial Flotation-Gravity Metallurgical Results

(Averages of 20 composites from two major mineralization types with varying grade and degrees of oxidation)

Mineralization Type	% In-Pit Resource	Head Grade (g/t gold)	Flotation Recovery	Additional Gravity Recovery	Total Flotation + Gravity Recoveries	Concentrate % of Total Sample Weight
Volcanics	26%	1.23	69%	21%	90%	21%
Sediments	26%	1.45	60%	24%	84%	18%
Total or Weighted Average	52%	1.34	65%	23%	88%	20%

Table 2 : Initial Gravity-CIL Leaching Metallurgical Results

(Averages of 20 composites from five major mineralization types with varying grade and degrees of oxidation)

Mineralization Type	% In-Pit Resource	Gold Recovery from Gravity Concentrate	Total Gold Recovery Con + Tails
Cambrian	11%	97%	92%
Volcanics	26%	98%	90%
Upper Seds	26%	92%	82%
KINT	4%	94%	73%
Lower Sand	11%	95%	83%

Total or Weighted Average	78%	95%	86%

Metallurgical Test Methodology

Metallurgical testing was conducted by Kappes, Cassiday and Associates in Reno, Nevada on 20 representative samples from various mineralization types.  Each sample was split from composites weighing 200 kilograms which had been constructed from numerous drill intersections representative of the Money Knob deposit.  The composites were selected to represent partially oxidized, trace oxidized and un-oxidized material from higher and lower grade intervals in both sediments and volcanic rocks.  Flotation tests were run on material ground to 80% passing 0.075mm material.  The tails from the flotation concentration process were then run through a Knelson Gravity Recoverable Gold system to ensure that maximum coarse gold was recovered.  Optimization testing will focus on improvement of the recovery percentage, reducing the volume of the concentrate and maximizing recovery from the concentrate.

In a separate study of gravity concentration, CIL leaching tests were run on a gravity concentrate, middlings tail and fine tail developed by a Knelson Gravity Recoverable Gold system on material sized to 80% passing 0.075 mm.

Livengood Project Highlights

      Ongoing drilling at the Project continues to expand the deposit at a rapid rate, and the current estimated resource remains open for further expansion.  The latest resource estimate (October 2009) of 296.8 Mt at an average grade of 0.85 g/t gold (8.09 Moz) (Indicated) and 164.2 Mt at an average grade of 0.84 g/t gold (4.4 Moz) (Inferred), both at a 0.5g/t gold cutoff, makes it one of the largest new gold discoveries in North America.
      The recently completed PEA shows that with a USD 850/oz gold price, mining the oxide portion of the deposit using only heap leach processing could yield 5.8M recoverable ounces of gold and an NPV(5%) of USD 440M and an IRR of 14.6% over a 13 year mine life.
      Ongoing metallurgical studies focusing on the potential to mill the Livengood mineralization are underway, and the next PEA will consider a combined Mill and Heap Leach operation.  Preliminary metallurgical test results indicate that, on average, 56% of the gold will report to a gravity concentrate and that CIL processing of tails will provide significant additional recovery.  Final results of these studies are expected in late Q1 or early Q2 2010.
      The outcropping, shallow dipping, thick, tabular deposit in the November 2009 PEA has a low overall strip ratio of 0.8:1 (waste to ore) in the USD 700 pit.  The deposit geometry is favourable for a high production mining operation.
      No major permitting hurdles have been identified to date.

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009/10 drilling program is part of a series of drill initiatives which mark the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major long-term exploration program to define one of the world’s larger new gold deposits.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide of which an area approximately 3 kilometres by 1.5 kilometres has been explored by drilling to date.  Surface exploration is ongoing as new targets are developed to the northeast of the known mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of the heap-mill preliminary economic analysis of the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

March 9, 2010